CITYZENITH HOLDINGS, INC.

December 11, 2020

VIA EDGAR

Jan Woo

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re: Cityzenith Holdings, Inc.

Post-Qualification Amendment No. 2 to Form 1-A

Filed December 11, 2020

File No. 024-11170

Qualification Request

Requested Date: December 14, 2020

Requested Time: 3:00 p.m. Eastern Daylight Time

Ms. Woo:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, Cityzenith Holdings, Inc. (the “Company”) hereby respectfully requests that the above-referenced Post-Qualification Amendment No. 2 to the offering statement on Form 1-A, as amended  (the “Amendment”), be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company, or its legal counsel, J. Martin Tate, may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

We request that we be notified of the qualification of the Offering Statement by telephone call to J. Martin Tate of Carman Lehnhof Israelsen, LLP, at (801) 534-4435.

If you have any questions or comments regarding this qualification request, please direct them to Mr. Tate.

Very truly yours,

/s/ Michael Jansen

Michael Jansen

Chief Executive Officer

cc:  J. Martin Tate

Carman Lehnhof Israelsen, LLP